SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

                             FORM 12B-25K

 [x] Form 10K
                  NOTIFICATION OF LATE FILING

  Part I     Registrant Information:

               STORAGE COMPUTER CORPORATION
       (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            11 RIVERSIDE STREET NASHUA, NEW HAMPSHIRE
         (Registrant's telephone number, including area code)
       Part II Rules 12b-25(b) and (c)

       If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25 the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

   X (b) The subject annual report will be filed on or before the fifteenth calendar day following the the prescribed due date.

      (c) The accountant statement or other exhibit required be Rule 12b-25 (c) has been attached if applicable

      Part III - Narrative

          On January 12, 1999, the Company's Chief
          Financial Officer resigned for personal
          reasons. The Company is a multi-national entity with complex accounting disclosure requirements for submission of Form 10-K
          The Company is also in the process of
          negotiating a new financing arrangement, which is material to the disclosures required.
          As a result of these circumstances, the
          Company has been unable to complete the
          report within the prescribed time period.

     Part IV - Other Information

          Name and telephone number of person to
          contact in regard to this information

          Theodore J. Goodlander     (603)          880-3005
            Name                   Area Code   Telephone Number


          Have all other periodic reports required to
          be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months (or for such shorter period that the Registrant was required to file such reports), and
          (2) has been subject to such filing requirements for the past 90 days been filed?
                                            Yes   X   No


          Is it anticipated that any significant
          change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be includedin the subject report or portion thereof?

                                           Yes  X     No


          If so, attach an explanation of the
          anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The operating results of the company were announced on March 30. However, the full disclosures for Form 10K have not been completed.

          STORAGE COMPUTER CORPORATION has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


    Date   March 31, 1999


    By    //Theordore J. Goodlander, President, CEO